SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )
______________________

Specialty Chemical Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class
of Securities)

847487-20-4 (Common Stock)
(CUSIP Number)

Geoffrey J. Colvin
CEW Partners
45 Rockefeller Plaza
Suite 2500
New York, New York  10020
(212) 757-1544
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

December 22, 1995
(Date of Event which Requires Filing of this Statement)
______________________

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

               CEW Partners
               No. 52-1496850


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)     N/A

                                                  (b)

3.   SEC Use Only



4.   Source of Funds*

     WC

5.   Check Box If Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(D) or 2(E)

     NA

6.   Citizenship or Place of Organization

          New York Partnership


Number         7.   Sole Voting Power                  232,953
of
Shares         8.   Shared Voting Power
Beneficially
Owned by Each                 None
Reporting
Person With
               9.   Sole Dispositive Power             232,953

               10.  Shared Dispositive Power

                              None

11.  Aggregate Amount Beneficially Owned by Each Report Person

     232,953

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

13.  Percent of Class Represented by Amount in Row (11)

     5.9%

14.  Type of Reporting Person*

     PN



                                                      Page 4 of 6
Item 1.   Security and Issuer.

          Name of Company:  Specialty Chemical Resources Inc.
                            (the "Corporation")

                            Common Stock

          Address:          9100 Valley View Road
                            Macedonia, Ohio  44056

Item 2.   Identity and Background.

          (a)       CEW Partners

          (b)       30 Rockefeller Plaza
                    Suite 2500
                    New York, New York 10020

          (c)       Private Investor

          (d)-(e) CEW Partners has not been involved in any criminal or civil proceeding required to be disclosed pursuant to subparagraphs (d) or
                    (e) of this item.

          (f)       CEW Partners is a New York partnership.

Item 3.   Source and Amount of Funds or Other Consideration.

          CEW Partners purchased the shares of the Corporation with its working capital funds. 122,920 of the shares were purchased on December 22, 1995 (settlement date December 28,
1995) for an aggregate of $276,570. 110,033 of the shares were purchased more than 60 days prior to December 22, 1995 for an aggregate of $550,165.

Item 4.   Purpose of Transaction.

          CEW Partners has acquired the shares of Common Stock of the Corporation for the purpose of making a substantial investment in the Corporation. The shares of Common Stock of the Corporation acquired by CEW Partners are being held solely for the purpose of investment. Such shares may be disposed of at any time or from time to time in whole or in part. In addition, CEW Partners may in the future acquire additional shares of Common Stock of the Corporation.

          CEW Partners does not at this time have any plans or proposals which relate to or would result in any of the matters described in Paragraphs (a) through (j) of Item 4.



                                                      Page 5 of 6

Item 5.   Interest in Securities of the Issuer.

          The aggregate number of shares of the Corporation beneficially owned by CEW Partners is 232,953 (5.9% of the Common Stock of the Corporation). CEW Partners has the sole power to vote and to dispose of such shares. Of these shares 122,920 were purchased on December 22, 1995 (settlements date December 28,
1995).

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          None

Item 7.   Material to be Filed as Exhibits.

          None


                                                      Page 6 of 6

                            SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  December 29, 1995


                                     CEW PARTNERS

                                     By: /s/ Geoffrey J. Colvin
                                              Signature


                                      Geoffrey J. Colvin, Partner
                                              Name/Title







































               [PROSKAUER ROSE GOETZ & MENDELSOHN]

                         (212) 969-3245

                       January 2, 1996


BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:  Specialty Chemical Resources Inc.
               Schedule 13D

Dear Commissioners:

          We hereby electronically transmit for filing
Schedule 13D for the above-mentioned company.

                         Respectfully submitted,




                         Klaus Eppler